Exhibit 99.2

Amarin Completes Target Patient Enrollment in European Phase III Trial of Miraxion™ in Huntington’s Disease

LONDON, United Kingdom, July 27, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that it has successfully completed enrollment of the 240 patients targeted for its European Phase III clinical trial of Miraxion to treat Huntington's disease (HD) ahead of schedule.

The study is being conducted in collaboration with Euro-HD at 27 leading neurology centers in Austria, Germany, Italy, Portugal, Spain and the United Kingdom. The trial is evaluating the effects of Miraxion compared with a placebo using the Total Motor Score-4 (TMS-4) subscale of the Unified Huntington’s Disease Rating Scale (UHDRS). It is hoped that patients treated with Miraxion at a dose of two grams per day (one gram twice daily) for six months will demonstrate significant improvements in their motor functioning as measured by TMS-4. Motor dysfunction is a prominent and progressively deteriorating feature of HD, an ultimately fatal genetic disease causing uncontrolled movements, loss of intellectual faculties, emotional disturbances, psychosis and dementia. Currently, there are limited treatment options for HD patients. There is no specifically approved treatment in the US for HD. Earlier studies of Miraxion showed encouraging improvements in motor function in HD patients.

Rick Stewart, Chief Executive Officer of Amarin, commented; "The swift completion of target patient enrollment in our European Phase III trial ahead of schedule marks an important milestone for our company and we thank Euro-HD, all clinical site personnel and patients who made this accomplishment possible.

“This study, combined with the already fully enrolled North American study, has over 540 patients, and is one of the largest therapeutic programs ever conducted in HD. The results from these trials are anxiously awaited by the medical and HD communities, as there is currently no FDA approved treatment for this devastating and ultimately fatal disease." continued Mr. Stewart.

Miraxion has Orphan Drug designation in both the US and Europe and has Fast-Track designation from the FDA for review of the New Drug Application for HD. The Phase III trials are being conducted under a Special Protocol Assessment (SPA), a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials involving designated Orphan Drugs.

“We remain on track for data analysis and reporting late in the first quarter or early in the second quarter of 2007, followed by regulatory submissions to the FDA and EMEA by mid year. It is our hope that Miraxion’s Fast-Track designation will result in a 6-month priority review process.” concluded Mr. Stewart.

Contacts:
Amarin Corporation plc      +44 (0) 207 907 2442
Rick Stewart, Chief Executive Officer
Alan Cooke, Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.    +1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt       +44 (0) 207 236 5615
Rory Godson
Victoria Brough

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe. Amarin’s core development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Amarin maintains its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Disclosure Notice:
The information contained in this document is as of July 27, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.